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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  AMENDMENT TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      SANTA BARBARA RESTAURANT GROUP, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)
                                   801378 10 0
                                 (CUSIP Number)


                                E. MICHAEL MURPHY
                    SENIORVICE PRESIDENT AND GENERAL COUNSEL
                              CKE RESTAURANTS, INC.
                             401 W. CARL KARCHER WAY
                                ANAHEIM, CA 92801
                            TELEPHONE: (714) 774-5796
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   COPIES TO:
                             C. CRAIG CARLSON, ESQ.
                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE, 1600
                             NEWPORT BEACH, CA 92660
                            TELEPHONE: (949) 725-4000


                                 OCTOBER 5, 2000
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


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                                  SCHEDULE 13D


CUSIP NO. 801378 10 0                                          PAGE 2 OF 8 PAGES


================================================================================
1           NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CKE Restaurants, Inc.             33-0602639
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS
                     N/A
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
          NUMBER OF SHARES            7        SOLE VOTING POWER
         BENEFICIALLY OWNED
         BY EACH REPORTING                     -0-
            PERSON WITH
                                   ---------------------------------------------
                                      8        SHARED VOTING POWER

                                               -0-
                                   ---------------------------------------------
                                      9        SOLE DISPOSITIVE POWER

                                               -0-
                                   ---------------------------------------------
                                      10       SHARED DISPOSITIVE POWER

                                               -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            CO
================================================================================



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ITEM 1. SECURITY AND ISSUER

         The class of equity securities to which this Amendment to Statement on
Schedule 13D (the "Statement") relates is the common stock, par value $.08 per share (the "Common Stock"), of Santa Barbara Restaurant Group, Inc., a Delaware corporation formerly known as GB Foods Corporation (the "Company"). The principal executive offices of the Company are located at 3916 State Street, Santa Barbara, California 93105.


ITEM 2. IDENTITY AND BACKGROUND

         This Statement is being filed by CKE Restaurants, Inc., a Delaware corporation ("CKE"). The principal executive offices of CKE are located at 401
W. Carl Karcher Boulevard, Anaheim, California 92801. CKE is engaged in the food service industry, with its quick-service restaurant operations conducted through its subsidiaries Carl Karcher Enterprises, Inc., which operates, franchises and licenses the Carls Jr.(R) quick-service hamburger restaurant concept, Hardee's Food Systems, Inc., which operates, franchises and licenses the Hardee's(R) quick-service hamburger restaurant concept, and Taco Bueno Restaurants, Inc., which operates the Taco Bueno(R) quick-service Mexican restaurant concept.

         Information regarding the directors and executive officers of CKE is set forth on Schedule I attached hereto, which is hereby incorporated by reference. All of the directors and executive officers of CKE are citizens of the United States.

         During the last five years, neither CKE nor, to the last knowledge of CKE, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On October 5, 2000, CKE sold 1,656,453 shares of the Company's Common Stock, representing its entire holdings in the Company, to American National Financial, Inc., a California corporation, for $1,656,453.


ITEM 4. PURPOSE OF TRANSACTION

         The primary purposes of the sale by CKE of the Company's Common Stock is to realize liquidity on its investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         After the October 5, 2000 sale, CKE beneficially owns no shares of Common Stock of the Company.



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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between CKE and the Company or any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: October 12, 2000                  CKE RESTAURANTS, INC.


                                        By: /s/ CARL A. STRUNK
                                            -----------------------------------
                                            Name:  Carl A. Strunk
                                            Title: Executive Vice President and
                                                   Chief Financial Officer


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